ECP-INFORMACION PUBLICA Moody’s Downgrades Ecopetrol’s Global Credit Rating to Ba2 and Affirms Its Stand‑Alone Credit Profile at b1 Bogota D.C., April 23, 2026 Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) hereby informs that today, the credit rating agency Moody’s Ratings downgraded the Company’s global credit rating from Ba1 to Ba2 and revised the outlook from stable to negative. In contrast, the agency affirmed Ecopetrol’s Baseline Credit Assessment (BCA), or stand‑alone credit profile, at b1, highlighting the Company’s intrinsic strength. According to Moody’s, the downgrade to Ba2 with a negative outlook is mainly driven by a less favorable view on the support from the Government of Colombia, stemming from an increased perception of potential government interference and reduced clarity regarding the timeliness and predictability of support mechanisms, particularly those related to the Fuel Price Stabilization Fund (FEPC). In this context, Moody’s also included considerations related to Ecopetrol’s corporate governance and its influence on the rating. Additionally, Moody’s incorporated the possibility of higher refinancing risk associated to a potential material merger and acquisition transaction financed with short‑term debt. Nevertheless, the agency highlighted that the Company has strong sources of liquidity that support its financial profile. Moody’s reaffirmed Ecopetrol’s stand‑alone credit profile (BCA) at b1, considering the Company’s solid business profile as Colombia’s leading integrated oil and gas company, supported by the diversification of its operations, moderate leverage levels, an adequate liquidity position, and its strategic role in ensuring the country’s energy supply. The complete report published by Moody’s is provided below.Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.For more information, please contact: Investor Relations Office Email: investors@ecopetrol.com.co Head of Corporate Communications (Colombia) Marcela Ulloa Email: marcela.ulloa@ecopetrol.com.co